



Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED



Ref : CSD 070/2004

September 1, 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th



ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of June 30, 2004

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from June – August 2004.


RECEIVED
2004 SEP -8 P 12:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Report of material events field with the Stock Exchange of Thailand

(" SET ")

from June – August 2004

22/06/2004 13:09
ITD : Signed a Contract with Department of Highway
Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on June 17, 2004, the Company signed a contract with Department of Highways to proceed with the construction of an Overpass at Km. 8. Ramindra Road Project.

The details of the contract are as follows :-

Description of works : Construction of 1,600 m long Overpass at Km.8. Ramindra Road, 2 bridges, each bridge has 3 lanes.

Contract value : Baht 173,399,920 (Including VAT)

The period of work : 540 days

06/07/2004 08:32
ITD : Signed Contracts with National Housing Authority

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 3 June and 1 July 2004 the Company signed contracts with The National Housing Authority to proceed with the construction of total 8 Baan Ua-Athorn Projects. Total contract value is Bt 4,716.90 M.

The details of the contracts are as follows :-

Project	Contract value (Including VAT)	Signing Date	The period of work
1. Baan Ua-Athorn Rangsit Klong 1 Construction of total 57 units of 5 storey building	Bt 781.91 M	July 1,2004	660 days
2. Baan Ua-Athorn Rattanatibet (Ta-It) Construction of total 40 units of 5 storey building	Bt 577.53 M	July 1,2004	540 days
3. Baan Ua-Athorn Lat Krabang Construction of total 31 units of 5 storey building	Bt 467.71 M	July 1,2004	540 days
4. Baan Ua-Athorn Phutamontol 5 Construction of total 28 units of 5 storey building	Bt 413.30 M	July 1,2004	540 days
5. Baan Ua-Athorn Settakij 1 Construction of total 19 units of 5 storey building	Bt 273.10 M	July 1,2004	480 days
6. Baan Ua-Athorn Phutamontol 4 Construction of total 12 units of 5 storey building	Bt 173.63 M	July 1,2004	420 days

Project	Contract value (Including VAT)	Signing Date	The period of work
7. Baan Ua-Athorn Bungkum Construction of total 130 units of 5 storey building	Bt 1,855.45 M	June 3,2004	780 days
8. Baan Ua-Athorn Songprapa 1 Construction of total 17 units of 5 storey building	Bt 174.24 M	June 3,2004	510 days

The description of each works are as follows :-

Item 1-7
Description of works : Construction of 5 storey building including earth backfilling, road works, foot-path, parking, landscape, external power and water supply works

Item 8
Description of works : Construction of 5 storey building excluding earth backfilling, road works, foot-path, parking, landscape, external power and water supply works

12/07/2004 13:01
ITD : Signed a Contract with NBIA

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on 6 July , 2004, IOT Joint Venture , comprised of Italian-Thai Development Pcl., Obayashi Corporation Co.,Ltd. and Takenaka Corporation Co., Ltd. jointly signed a supplementary agreement with New Bangkok International Airport Co.,Ltd. to proceed with the Design and Build of the South Airside Tunnel in conjunction with the Construction of Airfield Pavement, Suvarnabhumi Airport.

The details of the contract are as follows :-

Description of works : The design and construction of an underground tunnel to accommodate an Automated People Mover (APM) system for transporting passengers within the airport, Baggage Handling System (BHS) between Concourse Building and the future Satellite Building, and Roadway links between Main Terminal Building (MTB) and future Satellite Building. The construction works also include APM station links to Concourse Building.The underground tunnel is a reinforced concrete structure with approximate dimensions of 812m length, 54m width and 10m depth.The APM station is a combination of reinforced concrete and steel structures.

Contract value : Bt 3,890.80 M ,
ITD Portion 40% = Bt 1,556.32 M (None VAT)

The period of work : 515 days

16/07/2004 08:41
ITD : Signed a Contract with Bank of Thailand

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on July 7, 2004 the Company signed a contract with Bank of Thailand to proceed with the construction of the New Head Office Building of Bank of Thailand.

The details of the contract are as follows :-

Description of Work : To construct reinforced concrete structure building with a total area of approximately 97,142 square metres. From level F1 down to P1 to P4 at approximate elevation of - 13.71 m, construction will be Top Down with a diaphragm wall system, followed by construction to the roof level. A curtain wall cladding system of aluminium will cover the building.

Contract value : Bt 1,690.60 M (Including VAT)

The period of work : 910 days

27/07/2004 07:55
ITD : Signed a Contract with BMA

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on July 5,2004 the Company signed 8 contracts with Public Work Department,BMA to proceed with the construction of total 8 intersection flyovers including at grade improvement. Total contract value is Bt 1,770.14 M.

The details are as follows :

The area of Project	Description of work	Contract Value (Baht) (Including VAT)	The Period of work
1.Rama III-Narativatratcha Nakarin Road, intersection	Construction of 1,100 meters, long by 4 lanes wide Flyover	242.80 M	270 days
2. Rama III-Charoenrat Road, Intersection	Construction of 913 meters, long by 4 lanes wide Flyover	285.83 M	270 days
3. Sri Ayutthaya-Rama 6 Road,intersection	Construction of 837 meters, long by 4 lanes wide Flyover	228.87 M	270 days
4.Sri Ayutthaya- Phayathai Road,Intersection	Construction of 973 meters, long by 4 lanes wide Flyover	242.89 M	270 days
5.Dindeng- Prachasongkroh Road,intersection	Construction of 863 meters, long by 2 lanes wide Flyover	156.80 M	240 days
6. Ratchvithi-Rama VI Road, Intersection	Construction of 807 meters, long by 2 lanes wide Flyover	211.64 M	240 days
7.RamaVI–Soi Sukhumvit 42 Road, intersection	Construction of 923 meters, long by 2 lanes wide Flyover	190.70 M	240 days
8. RamaVI–Soi Sukhumvit 26 Road, intersection	Construction of 1,872 meters, long by 2 lanes wide Flyover	210.60 M	240 days

05/08/2004 13:48
ITD : The clarification about company's net profit Q2/2004

Translation

Reference is made to the enquiry of the Stock Exchange of Thailand which according to the news stated that Khun Premchai Karnasuta had provided an interview and that he expected that the company's net profit ended Q2/2004 would be in the same range as the Q1/2004 performance.

We would like to clarify that Khun Premchai's statement is derived from the company's preliminary projection which is expected to have the same trend as the first quarter of this year. He didn't provide any figures or details. We, therefore, would like the Stock Exchange of Thailand to inform the investors of this clarification accordingly.

09/08/2004 08:28
ITD : The clarification about Suvarnabhumi Airport

Translation

We refer to the 6th August 2004 issue of Khungthep Turakit Newspaper reporting the news of construction delays in the Suvarnabhumi Airport Project that are being carried out by the Company. We would like to clarify that the reported 7.5% delay (at 30th June 2004) arises from two projects :

1. The Power Distribution Construction & Ductbank Network System is 24.07 % over its original schedule.
2. The Construction of Airfield Pavement is 12.00 % over its original schedule.

These delays have been caused by the rescheduled delivery of the work site by the New Bangkok International Airport Co.Ltd.(NBIA) due to the overlapping areas of various projects, coupled with additional works directed subsequent to the Contract execution. A revised schedule has now been completed and is in the process of presentation to NBIA. All delays will be gradually remedied and resolved upon implementation of this revised schedule.
We, hereby , inform you to confirm that subsequent to the revised schedule, we will not delay our works as planned and we will be able to work punctually and make delivery in the such stipulated time.

Please be, therefore, informed accordingly and distribute this notice to all of the investors.

10/08/2004 08:42
ITD : Signed Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during April May 2004 the Company signed 4 contracts. Total contract value is Bt 564.19 M.

The details of the contracts are as follows :-

Name of Project	Client	Contract Value (Baht) (Including VAT)	Signing Date	Period of work
1.The construction of TTM Songkhla Gas Separation Plant–1 Project, Songkhla Province.	Samsung Engineering Co., Ltd.	161.23 M.	May 29,2004	287 days
2. Renovation of the Offshore Pilot station at Samutprakarn Province.	Marine Department	61.63 M.	May 3,2004	365 days
3.The fabrication and erection Work SMPC 3 Project at Hemaraj Industrial Estate (Map Ta Phut),Rayong Province	Teisei (Thailand) Co., Ltd.	46.01 M.	April 20, 2004	276 days
4. The construction of Cement Plant 2,500 TPD (Phase 1), Saraburi Province.	Thai Pride Cement Co.,Ltd.	295.32 M	April 1, 2004	600 days

The details of each works are as follows :-

1. The Construction of TTM Songkhla Gas Separation Plant – 1 Project. Songkhla Province.

Description of works :
- Civil work of equipment foundations , pond and dike
- Building work (laboratory building, work shop, fire station, LPG loading office, fuel station, car park shed and covered walkway, guard house, plumbing works, the fire protection system)

2. Renovation of the Offshore Pilot station at Samutprakarn

Description of works :
1. Supply and drive spun pile diameter 600 mmx 23 m.(length) x 56 piles and prestress concrete pile I shape 0.6 x 0.6 m x 23 m. x 38 piles
2. Installation of concrete panel 1.90 m. x 5.25 m THK x 90 nos. and cast in-situe reinforcement concrete slab on the top to make the wave screen/beating platform 60.45 m x 7.0 m x 5.40 m
3. Renovation of all walls and slab of the pilot building, including water supply, electrical, sanitary and air conditioning system. Re-built new pilot station has a total area of approximately 1,323 sq.m.

3.The fabrication and erection work SMPC III Project at Hemaraj Industrial Estate (Map Ta Phut), Rayong Province

Description of works :
1. Structural works consist of fabrication and erection of structural steel works.
2. Fabrication and erection of pipe rack, pipe bridge, stairs and hand rails. Total weight is approximately 2,000 tons.

4. The construction of cement Plant 2,500 TPD (Phase 1), Saraburi Province.

Description of works : Structure, civil and architectural design, non-equipment buildings (Office & CCR Building, Warehouse, Security guard House, Fence and Gate, Executive Townhouse, Supervisor Townhouse, Maintenance workshop, canteen), Clinker grinding plant, cement silo, cement unloading bin, bagged packing plant and bag stock, limestone silo, gypsum crushing plant, raw mill silo, quarry development, road, pavement and drainage system, electric system, preheating tower, other works.

13/08/2004 18:02
ITD : Reviewed Quarter-2 and Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

	Ending June 30,		Reviewed (In thousands)	
	Quarter 2		**For 6 Months**	
Year	*2004*	*2003*	*2004*	*2003*
Net profit (loss)	340,517	373,582	618,868	433,709
EPS (baht)	0.09	0.10	0.17	0.12

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

17/08/2004 08:52
ITD : Signed Contract with Thai Nishimutsu Construction Co.,Ltd

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on May 10, 2004 the Company signed a contract with Thai Nishimatsu Construction Co.,Ltd. to proceed of BLCP Coal Fired Power Plant On-Shore Civil Works.

The details of the contract are as follows :-

Description of works : Construction of cool water intake structure,discharge channel and outfall structure, waste water treatment plant structures with control building, coal handling structure with control building and chimney, in BLCP Project (2x700 MW Coal Fired Power Plants), Map Ta Phut Industrial Estate.

Contract value : Baht 758.89 M (including VAT)

The period of work : 950 days

30/08/2004 18:55
ITD : Signed Contract 2 Projects

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in June 2004 the Company signed 2 contracts. Total contract value is Bt 246.86 M.

The details of the contracts are as follows :-

Name of Project	Client	Contract Value (Baht) (Including VAT)	Signing Date	Period of work
1. The supply and construction Of 500 KV transmission line : BLCP–Pluak Daeng, Rayong Province.	Penta – Ocean Construction Co., Ltd.	148.45 M.	June 25,2004	450 days
2.The construction of Baan Hua Hin Project, Prachuab Khirikhun Province.	Ruam Fah Co., Ltd.	98.40 M.	June 24,2004	292 days

The details of each contract's works are as follows :-

1. The Supply and Construction of 500 KV Transmission Line : BLCP – Pluak Daeng, Rayong Province.

Description of works : Supply and construction of 500 KV transmission line BLCP-Pluak Daeng under new transmission facilities for the BLCP Power Plant at Map Ta Phut Industrial Estate (marine works only).

2. The Construction of Baan Hua Hin Project, Prachuab Khirikhun Province.

Description of works : Housing Project :- main house 2 floors, beach house, annex, external works, electrical works, sanitary works, air-conditioning and ventilation works and a swimming pool.

82-4299



ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2004

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National
Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 June 2004, the consolidated statements of earnings for the three-month and six-month periods ended 30 June 2004 and 2003, the consolidated statements of changes in shareholders' equity, and cash flows for the six-month periods ended 30 June 2004 and 2003, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of two joint ventures in Taiwan (30 June 2003: a joint venture), in which the Company holds 55% and 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 June 2004 amounting to Baht 490 million, and their revenues for the three-month and six-month periods then ended amounting to Baht 385 million and Baht 673 million respectively (for the three-month and six-month periods ended 30 June 2003 amounting to Baht 631 million and Baht 1,035 million respectively). The separate financial statements of Italian-Thai Development Public Company Limited as at 30 June 2004 also included investments in the aforesaid joint ventures accounted for under the equity method amounting to Baht 708 million and a proportionate share of the profit of the joint ventures for the three-month and six-month periods then ended of Baht 141 million and Baht 165 million respectively (for the three-month and six-month periods ended 30 June 2003 amounting to Baht 229 million and Baht 282 million respectively). The financial statements of these joint ventures were prepared by the management of the joint ventures and have not yet been reviewed by their auditors.

Based on my reviews, except for the effects on the financial statements for the three-month and six-month periods ended 30 June 2004 and 2003 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the following matters: -

(a) As described in Note 16 as at 30 June 2004 and 31 December 2003 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 30 June 2004: equivalent to Baht 70 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 21.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 30 June 2004 amounted to Baht 2,692 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2003, in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2004, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2003, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 6 August 2004

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	30 June 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	1,769,972	1,971,195	564,265	879,030
Pledged deposits at banks	3	475,309	579,837	360,831	436,605
Trade accounts receivable - net	4	2,624,366	2,859,668	1,616,149	1,561,527
Trade accounts receivable - related parties - net	5	1,129,303	765,901	1,796,032	1,321,109
Short-term loans and advances to related parties - net	6	42,020	35,982	596,527	254,957
Unbilled receivable		6,242,864	3,953,632	3,885,317	2,664,076
Current portion of accounts receivable - retention		937,592	943,367	845,849	872,769
Inventories and work in progress - net		2,083,153	1,347,309	882,625	420,922
Other current assets					
Withholding tax		695,825	1,013,380	416,232	782,394
Value added tax refundable		389,295	428,952	24,239	30,958
Loans to other companies		909,399	276,883	-	50,000
Advance for machinery and material purchase		184,011	-	-	-
Share subscription receivable		35,000	-	-	-
Others		190,579	191,855	47,381	58,043
TOTAL CURRENT ASSETS		17,708,688	14,367,961	11,035,447	9,332,390
NON-CURRENT ASSETS					
Accounts receivable - retention - net of current portion		647,707	523,394	-	-
Investments accounted for under equity method	7.1	279,464	472,190	2,062,187	1,568,804
Other long-term investments	7.2	696,571	769,690	667,261	661,807
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	150,457	-	1,902,915	1,274,394
Property, plant and equipment - net	9	9,896,886	8,726,918	9,159,428	7,761,508
Advances for subcontractors		453,092	379,322	32,032	-
Deferred charges		170,493	-	-	-
Goodwill		310,359	-	-	-
Other non-current assets		104,151	120,940	68,387	58,613
TOTAL NON-CURRENT ASSETS		12,699,144	10,982,418	13,892,210	11,325,126
TOTAL ASSETS		30,407,832	25,350,379	24,927,657	20,657,516

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2004	31 December 2003	30 June 2004	31 December 2003
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	*10*	1,952,752	860,805	1,052,473	542,473
Current portion of accounts payable - trust receipts		859,003	249,279	794,687	247,650
Trade accounts payable		4,211,817	3,324,572	2,762,333	2,111,269
Billing in excess of contract work in progress		4,562	175,804	198,579	126,985
Trade accounts payable - related parties	*11*	1,378,980	1,144,249	1,408,620	714,518
Short-term loans and advances from related parties	*12*	233,135	254,951	416,326	578,704
Current portion of advances received from customers under construction contracts		2,092,596	1,477,704	532,940	275,166
Current portion of hire purchases payable		387,404	378,794	337,772	289,139
Current portion of long-term loans	*13*	1,364,541	958,759	1,309,280	884,500
Other current liabilities					
Corporate income tax payable		90,414	170,693	42,312	90,577
Accrued expenses		247,860	323,788	176,832	143,212
Current portion of reserve for project expenses		110,286	81,208	110,286	81,206
Accounts payable to related parties - share purchase		141,809	138,928	141,809	138,928
Others		309,271	226,168	69,065	40,814
TOTAL CURRENT LIABILITIES		13,384,430	9,765,702	9,353,314	6,265,141
NON-CURRENT LIABILITIES					
Reserve for project expenses - net of current portion		196,845	248,229	196,845	248,229
Deferred gain on transferring assets to special purpose vehicle	*21.1*	229,574	229,574	229,574	229,574
Accounts payable - trust receipts - net of current portion		1,375,120	1,223,210	1,375,119	1,223,210
Advances received from customers under construction contracts - net of current portion		1,336,929	1,148,824	101,069	-
Long-term loans from related parties	*14*	-	353,535	-	-
Hire purchases payable - net of current portion		1,200,965	1,307,635	1,158,924	1,183,014
Long-term loans - net of current portion	*13*	1,638,124	566,647	1,127,685	443,680
Loan from directors		26,665	-	-	-
Provision for loss from investments under equity method	*7.1*	-	-	472,019	648,332
TOTAL NON-CURRENT LIABILITIES		6,004,222	5,077,654	4,661,235	3,976,039
TOTAL LIABILITIES		19,388,652	14,843,356	14,014,549	10,241,180

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	30 June 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered share capital	*15*				
4,593,678,180 ordinary shares of Baht 1 each					
(31 December 2003: 373,867,818 ordinary shares of Baht 10 each)		4,593,678	3,738,678	4,593,678	3,738,678
Issued and fully paid share capital					
3,738,678,180 ordinary shares of Baht 1 each		3,738,678	3,738,678	3,738,678	3,738,678
Share premium		1,606,625	1,606,625	1,606,625	1,606,625
Unrealised gain on change in value of investments		50,424	55,000	50,424	55,000
Translation adjustment		(82,325)	(151,739)	(82,325)	(151,739)
Retained earnings					
Appropriated - statutory reserve		264,922	264,922	258,389	258,389
Unappropriated		5,334,784	4,902,850	5,341,317	4,909,383
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		10,913,108	10,416,336	10,913,108	10,416,336
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		106,072	90,687	-	-
TOTAL SHAREHOLDERS' EQUITY		11,019,180	10,507,023	10,913,108	10,416,336
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		30,407,832	25,350,379	24,927,657	20,657,516

The accompanying notes are an integral part of the financial statements.

DIRECTORS


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
REVENUES					
Revenues from construction services		6,018,396	5,325,451	4,092,040	3,159,473
Interest income		26,366	5,574	6,806	9,522
Gain on exchange		10,740	18,548	2,602	16,432
Others		69,613	85,391	103,642	63,434
TOTAL REVENUES		6,125,115	5,434,964	4,205,090	3,248,861
EXPENSES					
Cost of construction services		5,427,979	4,697,475	3,814,193	2,889,682
Administrative expenses		181,820	190,848	130,073	146,608
TOTAL EXPENSES		5,609,799	4,888,323	3,944,266	3,036,290
EARNINGS FROM OPERATION		515,316	546,641	260,824	212,571
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		(11,897)	(1,139)	(8,239)	879
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(1,594)	(12,833)	188,502	257,338
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		501,825	532,669	441,087	470,788
INTEREST EXPENSES		(79,506)	(51,303)	(65,879)	(37,589)
CORPORATE INCOME TAX	18	(75,215)	(75,047)	(34,691)	(59,617)
EARNINGS AFTER INCOME TAX		347,104	406,319	340,517	373,582
EARNINGS OF MINORITY INTERESTS		(6,587)	(32,737)	-	-
NET EARNINGS FOR THE PERIOD		340,517	373,582	340,517	373,582
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.09	0.10	0.09	0.10
					(Unit: Thousand shares)
Weighted average number of ordinary shares, with a par value Baht 1 each		3,738,678	3,738,678	3,738,678	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2004	2003	2004	2003
REVENUES					
Revenues from construction services		10,708,696	9,534,854	7,676,395	6,084,638
Interest income		35,086	12,193	13,761	17,330
Gain on exchange		-	33,999	-	28,625
Others		137,774	153,940	174,903	112,033
TOTAL REVENUES		10,881,556	9,734,986	7,865,059	6,242,626
EXPENSES					
Cost of construction services		9,815,066	8,673,699	7,158,154	5,698,656
Administrative expenses		319,204	388,091	255,812	270,475
Loss on exchange		37,116	-	43,355	-
TOTAL EXPENSES		10,171,386	9,061,790	7,457,321	5,969,131
EARNINGS FROM OPERATION		710,170	673,196	407,738	273,495
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE		-	25,000	-	25,000
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		55,608	(25,464)	61,343	(21,036)
REVERSAL OF AMOUNT DUE TO RELATED PARTY					
FORGIVENESS - NET	14	211,702	-	-	-
LOSS ON IMPAIRMENT OF INVESTMENTS		(105,579)	-	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		11,625	(6,933)	320,573	309,353
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		883,526	665,799	789,654	586,812
INTEREST EXPENSES		(149,230)	(100,420)	(129,055)	(80,935)
CORPORATE INCOME TAX	18	(108,056)	(98,516)	(41,731)	(72,168)
EARNINGS AFTER INCOME TAX		626,240	466,863	618,868	433,709
EARNINGS OF MINORITY INTERESTS		(7,372)	(33,154)	-	-
NET EARNINGS FOR THE PERIOD		618,868	433,709	618,868	433,709
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.17	0.12	0.17	0.12
					(Unit: Thousand shares)
Weighted average number of ordinary shares, with a par value Baht 1 each		3,738,678	3,738,678	3,738,678	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on change in value of investments	Translation adjustment	Retained earnings		Minority interests	Total
							Statutory reserve	Unappropriated		
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Unrealised gain on change in value of investments		-	-	-	27,637	-	-	-	-	27,637
Translation adjustment		-	-	-	-	55,771	-	-	-	55,771
Items unrealised in earnings statement		-	-	-	27,637	55,771	-	-	-	83,408
Net earnings for the period		-	-	-	-	-	-	433,709	-	433,709
Transferred to statutory reserve		-	-	-	-	-	212,358	(212,358)	-	-
Minority interests for the period		-	-	-	-	-	-	-	33,154	33,154
Dividend paid from subsidiary		-	-	-	-	-	-	-	(2,452)	(2,452)
Balance - as at 30 June 2003		3,738,678	1,606,625	2,754	(8,119)	(138,846)	218,891	4,461,966	87,039	9,968,988
Balance - as at 1 January 2004		3,738,678	1,606,625	-	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on change in value of investments		-	-	-	(4,576)	-	-	-	-	(4,576)
Translation adjustment		-	-	-	-	69,414	-	-	-	69,414
Items unrealised in earnings statement		-	-	-	(4,576)	69,414	-	-	-	64,838
Net earnings for the period		-	-	-	-	-	-	618,868	-	618,868
Dividend paid	*19*	-	-	-	-	-	-	(186,934)	-	(186,934)
Purchase investment in subsidiaries										
during the period	*7.1*	-	-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	-	7,372	7,372
Decrease in minority interests from additional										
purchase of investment in a subsidiary		-	-	-	-	-	-	-	(4,550)	(4,550)
Dividend paid from subsidiary		-	-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 30 June 2004		3,738,678	1,606,625	-	50,424	(82,325)	264,922	5,334,784	106,072	11,019,180

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

THE COMPANY ONLY

	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on change in value of investments	Translation adjustment	Retained earnings		Total
							Statutory reserve	Unappropriated	
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Unrealised gain on change in value of investments		-	-	-	27,637	-	-	-	27,637
Translation adjustment		-	-	-	-	55,771	-	-	55,771
Items unrealised in earnings statement		-	-	-	27,637	55,771	-	-	83,408
Net earnings for the period		-	-	-	-	-	-	433,709	433,709
Transferred to statutory reserve		-	-	-	-	-	212,358	(212,358)	-
Balance - as at 30 June 2003		3,738,678	1,606,625	2,754	(8,119)	(138,846)	212,358	4,468,499	9,881,949
Balance - as at 1 January 2004		3,738,678	1,606,625	-	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on change in value of investments		-	-	-	(4,576)	-	-	-	(4,576)
Translation adjustment		-	-	-	-	69,414	-	-	69,414
Items unrealised in earnings statement		-	-	-	(4,576)	69,414	-	-	64,838
Net earnings for the period		-	-	-	-	-	-	618,868	618,868
Dividend paid	*19*	-	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 30 June 2004		3,738,678	1,606,625	-	50,424	(82,325)	258,389	5,341,317	10,913,108

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from operating activities				
Net earnings	618,868	433,709	618,868	433,709
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities:-				
Unrealized loss (gain) on exchange	14,457	(29,771)	8,277	(25,813)
Share of profit from investments in subsidiaries and joint ventures	-	-	(308,948)	(316,286)
Share of loss (profit) from investments in associated companies	(11,625)	6,933	(11,625)	6,933
Minority interests	7,372	30,702	-	-
Reversal of provision for inventory obsolescense	-	(25,000)	-	(25,000)
Allowance for doubtful accounts (reversal)	(55,608)	25,464	(61,343)	21,036
Depreciation and amortisation	433,850	606,997	368,631	492,379
Amortisation of goodwill	256	-	-	-
Reversal of amount due to related party forgiveness - net	(211,702)	-	-	-
Loss on impairment of investments	105,579	-	-	-
Net earning before changes in operating assets and liabilities	901,447	1,049,034	613,860	586,958
Operating assets (increase) decrease				
Trade accounts receivable	255,372	713,081	(37,840)	(241,373)
Trade accounts receivable - related parties	(367,810)	(2,671)	(473,245)	253,021
Loans and advances to related parties	(149,323)	50,495	(963,788)	(191,956)
Unbilled receivable	(2,289,232)	(485,182)	(1,221,241)	(71,710)
Accounts receivable - retention	(112,672)	209,714	29,880	198,724
Inventories and work in progress	(735,844)	(181,261)	(461,703)	(11,963)
Withholding tax	317,555	(188,596)	366,162	(121,324)
Valued added tax refundable	39,657	46,612	6,719	124,590
Advances for machinery, material purchase and subcontractors	(255,276)	(196,881)	(32,032)	-
Other current assets	(621,379)	(8,483)	104,571	(7,204)
Operating liabilities increase (decrease)				
Trade accounts payable	885,673	(736,733)	651,064	(709,989)
Trade accounts payable - related parties	236,200	(308,503)	694,102	(323,729)
Billing in excess of contract work in progress	(171,242)	144,828	71,594	(43,779)
Accrued expenses	(75,928)	(38,161)	33,620	6,851
Reserve for project expenses	(22,306)	-	(22,304)	-
Other current liabilities	1,901	(162,807)	(20,483)	21,841
Advance received from customers under construction contracts	787,098	775,427	358,843	62,231
Net cash provided by (used in) operating activities	(1,376,109)	679,913	(302,221)	(468,811)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2004 AND 2003

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from investing activities				
Decrease in marketable security	-	2,990	-	-
Increase in property, plant and equipment - net	(1,603,818)	(243,519)	(1,766,551)	(160,083)
Increase in deferred charges	(170,493)	-	-	-
Increase in investments accounted for under equity method	(98,251)	(194,508)	(349,123)	(97,976)
Increase in other long-term investments	(37,036)	(72,918)	(10,030)	(17,877)
Increase in share subscription payable	2,881	185,917	2,881	185,917
Translation adjustment	69,414	55,771	69,414	55,771
Decrease (increase) in other assets	16,789	85,931	(9,774)	5,327
Net cash used in investing activities	(1,820,514)	(180,336)	(2,063,183)	(28,921)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	104,528	(201,679)	75,774	(60,585)
Increase (decrease) in bank overdrafts and loans from financial institutions	1,092,054	(133,074)	510,000	(127,842)
Increase (decrease) in loans and advances from related parties	(163,649)	(36,427)	(162,378)	264,801
Increase in long-term loans	1,477,259	106,978	1,108,785	106,979
Increase (decrease) in hire purchases payable	(116,626)	(120,627)	5,977	(41,576)
Increase (decrease) in accounts payable - trust receipts	761,634	(428,502)	698,946	112,688
Increase in loan from directors	26,665	-	-	-
Dividend paid	(186,465)	-	(186,465)	-
Net cash provided by (used in) financing activities	2,995,400	(813,331)	2,050,639	254,465
Net decrease in cash and cash equivalents	(201,223)	(313,754)	(314,765)	(243,267)
Cash and cash equivalents at beginning of period	1,961,868	2,774,704	879,018	1,520,145
Cash and cash equivalents at end of period (Note 2)	1,760,645	2,460,950	564,253	1,276,878
Supplemental cash flows information				
Cash paid during the period for:-				
Interest expenses	145,899	108,189	127,741	84,607
Corporate income tax	329,246	326,789	232,835	169,530
Non-cash transactions:-				
Unrealised gain (loss) on change in value of investments	(4,576)	27,637	(4,576)	27,637

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED30 JUNE 2004

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2003, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for, the first quarter for the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Limited and Thai Pride Cement Company Limited, respectively. The second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

(UNAUDITED BUT REVIEWED)

The financial statements for the year ended 31 December 2003 and for the three-month and six-month periods ended 30 June 2004 of some subsidiaries and joint ventures which are included in the consolidated financial statements were audited/reviewed by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)

	Total assets		Total revenues		Investments accounted for under equity method		Share of profit (loss) from investments accounted for under equity method	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003
PT. Thailindo Bara Pratama*		549		33		55		(11)
Myanmar ITD Co., Ltd.*		1		-		(14)		(2)
Daiwa Jack Co., Ltd.* (held by Thai Maruken Co., Ltd.)		11		-		-		-
Mech Co., Ltd.* (held by Thai Maruken Co., Ltd.)		5		-		-		-
Joint Venture Evergreen – Italian-Thai – PEWC*		192		1,570		537		537
Joint Venture Italian-Thai – Evergreen*		221		205		5		5
NWR, ITD, CNT & AS Joint Venture	132	197	62	389	10	7	4	5
	132	1,176	62	2,197	10	590	4	534

*The financial statements for the three-month and six-month periods ended 30 June 2004 were not reviewed by auditors, and the balances are therefore not presented in the table.

The financial statements for the year ended 31 December 2003 of an overseas branch, an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2003 were Baht 1,141 million and their aggregate revenues for the year then ended were Baht 281 million.

The financial statements for the three-month and six-month periods ended 30 June 2004 of branches, subsidiaries and joint ventures were included in the consolidated financial statements were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 June 2004 were Baht 2,698 million and their aggregate revenues for the three-month and six-month periods then ended were Baht 419 million and Baht 714 million respectively (for the three-month and six-month periods ended 30 June 2003 were Baht 692 million and Baht 1,153 million respectively).

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2003.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Cash and deposits at banks	1,769,972	1,971,195	564,265	879,030
Less: Amounts with maturity of more than 3 months	(9,327)	(9,327)	(12)	(12)
Cash and cash equivalents	1,760,645	1,961,868	564,253	879,018

3. PLEDGED DEPOSITS AT BANKS

As at 30 June 2004, approximately Baht 207 million (31 December 2003: Baht 210 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 122 million (31 December 2003: Baht 222 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 146 million (31 December 2003: Baht 148 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Less than 3 months	2,241,923	2,395,114	1,421,468	1,203,563
3 - 6 months	214,254	147,535	100,817	118,653
6 - 12 months	121,286	251,658	69,653	193,306
More than 12 months	1,362,959	1,397,018	1,078,127	1,118,223
Total	3,940,422	4,191,325	2,670,065	2,633,745
Less: Allowance for doubtful accounts	(1,316,056)	(1,331,657)	(1,053,916)	(1,072,218)
Trade accounts receivable - net	2,624,366	2,859,668	1,616,149	1,561,527

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES - NET

The outstanding balances of related parties as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	923,126	520,071
IOT Joint Venture	-	-	227,193	53,769
NWR, ITD, CNT & AS Joint Venture	-	-	94,039	157,962
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	68,432	84,449

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Sumitomo - Italian-Thai Joint Venture	-	-	63,588	86,577
IN Joint Venture	-	-	54,640	-
ITD - NCC Joint Venture	-	-	49,321	32,074
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	-	-	47,454	76,227
PT. Thailindo Bara Pratama	-	-	36,730	81,257
Italian-Thai International Co., Ltd.	-	-	33,873	31,978
Shimizu - ITD Joint Venture	-	-	13,626	15,410
Thai Pride Cement Co., Ltd.	-	-	12,738	-
ION Joint Venture	-	-	8,566	24,090
Others	-	-	64,599	69,485
Total	-	-	1,697,925	1,233,349
Less: Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	1,676,025	1,211,449
Associated companies				
MCRP Construction Corporation, Philippines	837,787	845,108	837,787	814,907
Others	1,921	4,507	1,921	4,507
Total	839,708	849,615	839,708	819,414
Less: Allowance for doubtful accounts	(778,387)	(785,644)	(778,387)	(755,443)
Net	61,321	63,971	61,321	63,971
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	58,345	58,691	58,345	58,345
Alcatel (Thailand) Co., Ltd.	30,299	7,865	-	-
Trevi SPA	24,340	24,297	-	-
Medical Device Manufacturer (Thailand) Limited	23,642	-	23,642	-
Thai Nishimatsu Construction Co., Ltd.	16,077	-	-	-
Italthai Industrial Co., Ltd.	14,238	-	14,238	-
The Oriental Hotel (Thailand) Plc.	11,834	8,126	11,834	8,126

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Siam Steel Syndicate Co., Ltd.	6,654	6,620	6,157	6,620
Italthai Marine Ltd.	-	29,228	-	29,086
Others	48,419	38,071	11,019	10,061
Total	233,848	172,898	125,235	112,238
Less: Allowance for doubtful accounts	(66,549)	(66,549)	(66,549)	(66,549)
Net	167,299	106,349	58,686	45,689
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	553,876	312,043	-	-
IOT Joint Venture	136,316	32,261	-	-
NWR, ITD, CNT & AS Joint Venture	70,529	118,471	-	-
Sumitomo - Italian-Thai Joint Venture	31,158	42,423	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	27,373	33,780	-	-
ITD - NCC Joint Venture	24,167	15,716	-	-
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	16,609	26,679	-	-
Shimizu - ITD Joint Venture	8,176	9,246	-	-
Others	32,479	4,962	-	-
Total	900,683	595,581	-	-
Trade accounts receivable - related parties - net	1,129,303	765,901	1,796,032	1,321,109

The aging of outstanding trade accounts receivable - related parties as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Less than 3 months	798,260	442,340	1,255,721	787,248
3 - 6 months	44,114	44,288	96,705	130,217
6 - 12 months	33,490	143,407	56,627	233,533
More than 12 months	1,098,375	988,059	1,253,815	1,014,003
Total	1,974,239	1,618,094	2,662,868	2,165,001
Less: Allowance for doubtful accounts	(844,936)	(852,193)	(866,836)	(843,892)
Net	1,129,303	765,901	1,796,032	1,321,109

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES - NET

The outstanding balances as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	241,832	190,824
Joint Venture Italian-Thai – Evergreen	-	-	230,755	19,242
IOT Joint Venture	-	-	60,000	-
Shimizu - ITD Joint Venture	-	-	23,788	21,790
ITD - NSC Joint Venture	-	-	20,200	-
Others	-	-	2,403	4,098
Total	-	-	578,978	235,954

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Associated companies				
MCRP Construction Corporation,				
Philippines	17,549	19,003	17,549	19,003
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Others	-	304	-	-
Total	22,149	23,907	22,149	23,603
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	17,549	19,307	17,549	19,003
Related companies				
(Related by way of common directors)				
Obayashi Corporation	24,000	-	-	-
Others	278	2,766	-	-
Total	24,278	2,766	-	-
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	-	13,074	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	800	-	-
Others	193	35	-	-
Total	193	13,909	-	-
Short-term loans and advances to related parties - net	42,020	35,982	596,527	254,957

Significant movements in the short-term loans and advances to related parties balances during the six-month period ended 30 June 2004 are as follows: -

(Unit: Thousand Baht)

	31 December 2003	During the period Increase	During the period Decrease	30 June 2004
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	190,824	51,008	-	241,832
Joint Venture Italian-Thai - Evergreen	19,242	211,513	-	230,755
IOT Joint Venture	-	60,000	-	60,000
Shimizu - ITD Joint Venture	21,790	1,998	-	23,788
ITD - NSC Joint Venture	-	20,200	-	20,200
Associated company				
MCRP Construction Corporation, Philippines	19,003	-	(1,454)	17,549
Related company				
Obayashi Corporation	-	24,000	-	24,000
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	13,074	-	(13,074)	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	800	-	(800)	-

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2004	Percentage of shareholding 31 December 2003	Investment Cost 30 June 2004	Investment Cost 31 December 2003	Investment Equity 30 June 2004	Investment Equity 31 December 2003
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(15,421)	(14,466)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(121,390)	(348,002)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(28,494)	55,091

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2004	Percentage of shareholding 31 December 2003	Investment Cost 30 June 2004	Investment Cost 31 December 2003	Investment Equity 30 June 2004	Investment Equity 31 December 2003
			Percent	Percent				
Bhakabhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	10,057	682
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	15,000	99.99	-	30,000	-	295,369	-
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(3,683)	(2,702)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	78,986	77,180
Italthai Marine Ltd.	Production and sale of vessels and equipments	460,000	86.96	-	80,000	-	73,589	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	64,871	33,274
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	107,455	106,472
Khunka Faifa Thai Co., Ltd.	Dissolution	1,000	-	61.54	-	615	-	(13,708)
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	6,448	7,188
Total investments in subsidiaries					1,050,813	671,428	467,787	(98,991)
Investments in joint ventures								
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture")	Track doubling contractor	-	65.00	65.00	-	-	64,761	66,510
ITD - NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	13,118	6,189
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(33,577)	16,283
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	12,653	18,789
Joint Venture Italian-Thai – Evergreen	Construction of underground electrical train station	-	55.00	55.00	-	-	15,153	4,912
Sumitomo - Italian-Thai Joint Venture	Design and construction of bridges	-	51.00	51.00	-	-	26,746	29,675
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	13,696	8,827
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	19,792	754
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,159)	(227,159)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,295)	(42,295)
ITO Joint Venture	Construction of terminal building	-	40.00	40.00	-	-	61,518	40,570
Shimizu - ITD Joint Venture	Contractor for construction of street	-	40.00, 49.00	40.00	-	-	6,017	4,830
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	48,760	11,096
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	105,495	118,820
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	10,272	4,901
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,221	56,200
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	25.00	25.00	-	-	10,768	6,617
Joint Venture Evergreen – Italian-Thai - PEWC	*Construction services in Taiwan*	-	25.00	25.00	-	-	692,503	537,438
Total investments in joint ventures					-	-	845,442	662,957

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2004	Percentage of shareholding 31 December 2003	Investment Cost 30 June 2004	Investment Cost 31 December 2003	Investment Equity 30 June 2004	Investment Equity 31 December 2003
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Plc. and Montcocol TP	Dissolution as at 31 May 2004	-	-	50.00	-	-	-	7,778
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	19,911	21,511
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	109,492	28,570	111,547
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	28,677	31,088
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	7,932	7,345
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	3,095
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	118,556	115,995
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	60,562	45,416
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					343,833	425,952	276,939	356,506
Total					1,394,646	1,097,380	1,590,168	920,472
Add: Allowance for loss from investments under equity method					-	-	472,019	648,332
Total investments accounted for under equity method					1,394,646	1,097,380	2,062,187	1,568,804

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2004	31 December 2003	Investment Cost 30 June 2004	31 December 2003	Equity 30 June 2004	31 December 2003
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					343,833	425,952	276,939	356,506
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	-	296,700	-	296,700
Less: Allowance on impairment					-	(191,119)	-	(191,119)
					-	105,581	-	105,581
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	10,103	2,525	10,103
Total					2,525	115,684	2,525	115,684
Total investments accounted for under equity method					346,358	541,636	279,464	472,190

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the first quarter of the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Company Limited and Thai Pride Cement Company Limited, respectively. The second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2004	31 December 2003	Investment 30 June 2004	31 December 2003
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2004	Percentage of shareholding 31 December 2003	Investment 30 June 2004	Investment 31 December 2003
		Percent	Percent		
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	4.58	4.58	58,225	58,225
Less: Allowance on impairment				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less: Allowance on impairment				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.72	14.72	325,139	325,139
Add: Unrealised gain from change in value of investments				150,588	220,866
				475,727	546,005
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	-	184,778	-
Less: Unrealised loss from change in value of investments				(109,046)	-
				75,732	-
K.C. Property Plc. (Formerly known as "Modern Home Development Plc.")	Real estate development	11.32	11.32	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Total investments in other companies				667,261	661,807

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2004	Percentage of shareholding 31 December 2003	Investment 30 June 2004	Investment 31 December 2003
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				667,261	661,807
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.86	0.86	19,178	19,178
Add: Unrealised gain on change in value of investments				8,882	13,027
				28,060	32,205
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	-	14.63	-	253,322
Less: Unrealised loss on change in value of investments				-	(178,894)
				-	74,428
Total				29,310	107,883
Total investments in other companies				696,571	769,690

(UNAUDITED BUT REVIEWED)

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES - NET

The outstanding balances as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	1,096,880	696,880
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
ITD - NCC Joint Venture	-	-	185,640	107,100
Italian-Thai International Co., Ltd.	-	-	109,022	165,339
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	30,000	-
IDS Joint Venture	-	-	21,000	21,000
Others	-	-	45,856	31,083
Total	-	-	1,752,458	1,285,462
Less: Allowance for doubtful accounts	-	-	-	(11,068)
Net	-	-	1,752,458	1,274,394
Associated companies				
Palang Thai Kaowna Co., Ltd.	461,840	461,840	461,840	461,840
Khunka Palang Thai Co., Ltd.	58,889	58,889	58,889	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	532,517	532,517	532,517	532,517
Less: Allowance for doubtful accounts	(532,517)	(532,517)	(532,517)	(532,517)
Net	-	-	-	-

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Thuen 2 Power Co., Ltd.	150,457	-	150,457	-
Bangkok Mass Transit System Plc.	98,496	97,626	98,496	97,626
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pla-Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	37,513	36,867	-	-
Total	1,018,542	866,569	981,029	829,702
Less: Allowance for doubtful accounts	(868,085)	(866,569)	(830,572)	(829,702)
Net	150,457	-	150,457	-
Long-term loans and advances to related companies - net	150,457	-	1,902,915	1,274,394

Significant movements in the long-term loans and advances to related parties balances for the six-month period ended 30 June 2004 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 June
	2003	Increase	Decrease	2004
Subsidiaries and joint ventures				
ITO Joint Venture	696,880	400,000	-	1,096,880
ITD - NCC Joint Venture	107,100	78,540	-	185,640
Italian-Thai International Co., Ltd.	165,339	-	(56,317)	109,022
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	30,000	-	30,000
Related companies				
Nam Thuen 2 Power Co., Ltd.	-	150,457	-	150,457
Bangkok Mass Transit System Plc.	97,626	870	-	98,496
Central Bay Reclamation and Development Corp.	36,867	646	-	37,513

9. PROPERTY, PLANT AND EQUIPMENT - NET

As at 30 June 2004, the Company has mortgaged part of the building with aggregate net book values of Baht 644 million (31 December 2003: Baht 666 million) and land of Baht 60 million (31 December 2003: Baht 60 million) with a bank to secure long-term loans from this bank. In addition as at 31 December 2003 and 30 June 2004, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 82.9 million of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 274 million was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES - NET

The outstanding balances as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	367,822	169,273
PT. Thailindo Bara Pratama			219,036	-
I.C.C.T. Joint Venture	-	-	184,354	184,759
Italthai Trevi Co., Ltd.	-	-	56,228	15,897
Siam Concrete and Brick Products Co., Ltd.	-	-	24,641	15,283
Thai Maruken Co., Ltd.	-	-	19,430	15,380
Thai Pride Cement Co., Ltd.	-	-	16,448	-
ITD-VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture")	-	-	12,171	6,707
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	5,196	17,879
Others	-	-	28,783	19,733
Total	-	-	934,109	444,911

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Associated companies				
MCRP Construction Corporation, Philippines	141,304	142,698	141,304	142,698
Bangkok Steel Wire Co., Ltd.	38,652	16,169	21,013	6,901
Thai Rent All Co., Ltd.	14,959	10,305	14,250	10,108
ATO-Asia Turnouts Co., Ltd.	2,860	8,301	1,060	794
Others	5,675	13,435	-	-
Total	203,450	190,908	177,627	160,501
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	269,287	66,324	259,396	62,661
Takenaka Corporation	150,523	150,523	-	-
Obayashi Corporation	149,982	146,949	-	-
Italthai Industrial Co., Ltd.	42,840	28,942	25,114	18,628
Nawarat Patanakarn Plc.	27,893	52,889	-	-
Christiani and Nielsen (Thai) Plc.	21,371	40,819	-	-
Trevi Contractor BV	15,485	14,997	-	-
Thai Obayashi Co., Ltd.	15,406	13,433	-	-
Trevi SPA	13,770	13,965	-	-
Medical Device Manufacturer (Thailand) Limited	12,253	23,125	12,253	23,125
A.S. Associate Engineering (1964) Co., Ltd.	9,143	21,750	-	-
Alcatel Contracting S.A.	6,971	12,484	-	-
Thai Takenaka International Ltd.	6,160	15,399	-	-
Charoong Thai Wire & Cable Plc.	2,694	18,990	-	-
Cogifer TF	-	2,438	-	-
Others	61,151	74,020	121	4,692
Total	804,929	697,047	296,884	109,106

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Outstanding balances and portion of other participants in joint venture				
ITO Joint Venture	220,693	101,564	-	-
I.C.C.T. Joint Venture	138,266	138,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	2,078	7,152	-	-
Others	9,564	9,009	-	-
Total	370,601	256,294	-	-
Trade accounts payable - related parties	1,378,980	1,144,249	1,408,620	714,518

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	416,326	423,704
IOT Joint Venture	-	-	-	150,000
NWR, ITD, CNT & AS Joint Venture	-	-	-	5,000
Total	-	-	416,326	578,704
Related companies				
Obayashi Corporation	193,895	138,620	-	-
Alcatel Cable France	39,196	61,254	-	-
Takenaka Corporation	-	30,000	-	-
Others	44	25,077	-	-
Total	233,135	254,951	-	-
Short-term loans and advances from related parties	233,135	254,951	416,326	578,704

Significant movements in the short-term loans and advances from related companies balances during the six-month period ended 30 June 2004 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 June
	2003	Increase	Decrease	2004
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	423,704	-	(7,378)	416,326
IOT Joint Venture	150,000	-	(150,000)	-
NWR, ITD, CNT & AS Joint Venture	5,000	-	(5,000)	-
Related companies				
Obayashi Corporation	138,620	55,275	-	193,895
Alcatel Cable France	61,254	(22,058)	-	39,196
Takenaka Corporation	30,000	-	(30,000)	-

13. LONG-TERM LOANS

Part of loans was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks. Such long-term loans were paid in May 2004.

During the current period, the Company has entered into long-term loan agreements with commercial banks whereby it obtained a Baht facility of Baht 930 million and an Indian Rupee facility of INR 870 million, subject to interest not exceeding minimum lending rate. As at 30 June 2004, the Company has drawn down Baht 443 million INR 563 million (as at 30 June 2004: equivalent to Baht 504 million) from these facilities.

In addition, two subsidiaries have entered into long-term loans agreements with commercial banks whereby it obtained a Baht facility of Baht 645 million, subject to interest at minimum lending rate. As at 30 June 2004, the Company has drawn down a total of Baht 497 million from this facility. The long-term loans of the subsidiaries are guaranteed by the Company.

In August 2004, part of long-term loans of the Company were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

14. LONG-TERM LOANS FROM RELATED PARTIES

As at 30 June 2004 and 31 December 2003, the outstanding balances are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED	
	30 June 2004	31 December 2003
Associated company		
Natureway Resources Co., Ltd.	-	352,745
Related company		
Others	-	790
	-	353,535

During the first quarter of the current year, Natureway Resources Company Limited (related company of the Company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

15. SHARE CAPITAL

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.

- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004 respectively.

16. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

FOR THE COMPANY ONLY

(Unit: Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2004	2003	2004	2003
Transactions with subsidiaries and joint ventures				
Construction services and other income	919	754	1,721	1,558
Purchases of construction materials and services	137	64	219	115
Purchases of equipment	-	-	43	-
Transactions with associated companies				
Construction services and other income	2	7	4	14
Purchases of construction materials and services	25	31	40	38
Transactions with related companies				
Construction services and other income	72	39	134	54
Purchases of construction materials and services	187	76	364	118
Purchases of equipment	8	-	20	-

FOR CONSOLIDATED

(Unit: Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2004	2003	2004	2003
Transactions with associated companies				
Construction services and other income	4	9	8	19
Purchases of construction materials and services	35	56	58	73
Transactions with related companies				
Construction services and other income	626	549	1,151	1,086
Purchases of construction materials and services	254	309	478	403
Purchases of equipment	8	-	20	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 June 2004 and 31 December 2003 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 June 2004: equivalent to Baht 70 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

17. COST OF CONSTRUCTION WORK

As at 30 June 2004, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognised for current construction projects, amount to Baht 83,082 million (The Company only: Baht 58,264 million).

18. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month and six-month periods ended 30 June 2004 and 2003 after deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month and six-month periods ended 30 June 2004 and 2003 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 20-30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

19. DIVIDEND PAID

On 2 April 2004, the annual general meeting of the Company's shareholders approved the payment of a dividend of Baht 0.50 per share or a total of Baht 186,933,909 for the 373,867,818 ordinary shares held by the Company's shareholders. The dividend was paid to shareholders in April 2004.

20. GUARANTEES

As at 30 June 2004 and 31 December 2003, there were outstanding guarantees of approximately Baht 12,822 million and Baht 15,427 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 June 2004 and 31 December 2003, there were guarantees of approximately Baht 8,089 million and 1,544 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

21. COMMITMENTS

21.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 June 2004, the outstanding balances of loans are at amount of Baht 2,692 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

21.2 As at 30 June 2004, the Company and its joint ventures had the outstanding commitment of NTD 3,317 million, JPY 2,515 million, Baht 5,520 million, USD 0.35 million and EUR 2 million in respect of subcontracted work (31 December 2003: NTD 1,965 million, JPY 2,465 million and Baht 5,078 million and USD 0.6 million).

21.3 As at 30 June 2004 and 31 December 2003, the Company and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Baht	415.0	162.9	27.1	111.3
EUR	4.1	8.7	2.6	7.5
JPY	52.0	377.5	-	41.5
USD	22.5	1.3	3.7	1.2
NTD	0.6	-	-	-

22. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 62 million (31 December 2003: Baht 156 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

23. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and joint ventures for the three-month and six-month periods ended 30 June 2004 and 2003 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(UNAUDITED BUT REVIEWED)

(Unit: Million Baht)

Consolidated

For the three-month periods ended 30 June 2004 and 2003

	Local		Overseas		Total		Elimination		Grand total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	6,351	4,918	600	769	6,951	5,687	(932)	(362)	6,019	5,325
Gross profit	378	396	212	232	590	628	-	-	590	628
Profit on exchange									11	18
Other income									96	92
Administrative expenses									(182)	(191)
Allowance for doubtful accounts									(12)	(1)
Share of loss from investments accounted for under equity method									(2)	(13)
Interest expenses									(79)	(51)
Corporate income tax									(75)	(75)
Minority interests									(6)	(33)
Net earnings for the period									341	374

(Unit: Million Baht)

Consolidated

For the six-month periods ended 30 June 2004 and 2003

	Local		Overseas		Total		Elimination		Grand total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	11,620	8,968	892	1,342	12,512	10,310	(1,803)	(775)	10,709	9,535
Gross profit	707	559	186	302	893	861	-	-	893	861
Profit (loss) on exchange									(37)	34
Other income									173	166
Administrative expenses									(319)	(388)
Reversal of provision for inventory obsolescence									-	25
Reversal of (allowance for) doubtful accounts									55	(26)
Reversal of amount due to related party forgiveness - net									212	-
Loss on impairment of investment									(105)	-
Share of profit (loss) from investments accounted for under equity method									11	(7)
Interest expenses									(149)	(100)
Corporate income tax									(108)	(98)
Minority interests									(7)	(33)
Net earnings for the period									619	434

(Unit: Million Baht)

As at 30 June 2004 and 31 December 2003

	Local		Overseas		Total		Elimination		Grand total	
	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Property, plant and equipment - net	9,204	8,233	694	495	9,898	8,728	(1)	(1)	9,897	8,727
Other assets	23,295	18,352	2,800	2,115	26,095	20,467	(5,584)	(3,844)	20,511	16,623
Total assets	32,499	26,585	3,494	2,610	35,993	29,195	(5,585)	(3,845)	30,408	25,350

24. FINANCIAL INSTRUMENTS

24.1 Financial risk management and policies

The Group (the Company, its subsidiaries and joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

24.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

24.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 30 June 2004 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	3	49.03 – 49.42

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 June 2004 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	Lire million
Trade accounts payable	-	-	120	-	1	-
Trade accounts payable - related parties	-	1	-	-	-	43
Hire purchases payable	-	-	2,934	-	-	-
Advanced receive from customers under construction contract	-	-	1,162	-	-	-
Assets in foreign currencies	1	48	2,408	777	2	-

	THE COMPANY ONLY (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Hire purchases payable	-	-	2,934	-	-
Assets in foreign currencies	1	48	909	777	1

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 179 million, Sepon Copper Project Savannakhet Province, Lao PDR. and the project of Bangkhen Water Treatment Plant in an amount of approximately USD 1.45 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

24.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

25. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

26. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.